FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

CFM Corporation
460 Admiral Boulevard
Mississauga, Ontario
L5T 3A3

Item 2 Date of Material Change

October 15, 2004

Item 3 News Release

A news release in respect of a material change was issued in Mississauga, Ontario over CCNMatthews news wire service on October 15, 2004. A copy of the news release is attached.

Item 4 Summary of Material Change

On October 15, 2004, CFM Corporation announced the appointment of a new member to the Board of Directors, Mr. Donald Shaffer.

Item 5 Full Description of Material Change

On October 15, 2004, CFM Corporation ("CFM or the "Company") announced the appointment of a new member to the Board of Directors, Mr. Donald Shaffer.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

No reliance.

Item 7 Omitted Information

None.

Item 8 Executive Officer

Sonya Stark
Director, Corporate Affairs, Investor Relations
and Corporate Secretary
Tel: (905) 670-7777

Item 9 Date of Report

October 21, 2004

460 Admiral Boulevard
Mississauga, Ontario, L5T 3A3
Tel: (905) 670-7777
Fax: (905) 670-7915
E-mail: cfm@cfmcorp.com
Website: www.cfmcorp.com

PRESS RELEASE	SYMBOL: CFM-TSX

CFM CORPORATION
ANNOUNCES NEW DIRECTOR

MISSISSAUGA, ONTARIO – October 15, 2004 – CFM Corporation (“CFM or the “Company”) announced today the appointment of a new member to the Board of Directors, Mr. Donald Shaffer.

Mr.     Shaffer is a senior executive with over 30 years experience in retail management. Mr. Shaffer was the Executive Vice President and Chief Operating Officer of Sears Canada, Inc. in 1993 and served as President and Chief Executive Officer of Sears Canada, Inc. from 1994 through 1996. Mr. Shaffer held other senior management positions at both Sears Canada, Inc. and Sears, Roebuck and Co. during his career. Sears, Roebuck and Co is a leading retailer of apparel, home and automotive products and services, with annual revenue of more than $40 billion.

“We are pleased to have Mr. Shaffer, an experienced business leader, join our Board of Directors and we look forward to his valued contribution”, said Colin Adamson, Chairman and Chief Executive Officer.

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CFM is a leading integrated manufacturer of home products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a line of hearth and space heating products, barbecue and outdoor products and water and air purification products. CFM maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

FOR FURTHER INFORMATION CONTACT:

COLIN M. ADAMSON	MARK PROUDFOOT
Chairman and Chief Executive Officer	President and Chief Operating Officer
(905) 670-7777	(905) 670-7777